

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05047755

March 17, 2005

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/17/2005

Re: Alaska Air Group, Inc.
Incoming letter dated January 14, 2005

Dear Mr. Gleeson:

This is in response to your letters dated January 14, 2005 and February 11, 2005 concerning the shareholder proposal submitted to Alaska by John Furqueron. We also have received a letter on the proponent's behalf dated February 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com
206-467-2833

January 14, 2005


SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH. D.C.
213
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza 4
50 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of John Furqueron (the "Proponent")

Dear Sir/Madam:

We are counsel to Alaska Air Group, Inc. ("Alaska" or the "Company") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 17, 2005. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "Staff") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "Commission") on or about April 4, 2005.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP



By
William Gleeson

WG:caw

cc: John Furqueron
Richard E. Foley

K:\39880\00018\WG\WG__L20IC

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("*Alaska*" or the "*Company*"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "*Proposal*"), submitted by Mr. John Furqueron (the "*Proponent*"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2005 Annual Meeting of Stockholders (collectively, the "*2005 Proxy Materials*") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 17, 2005. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

The Proposal would amend the Bylaws of Alaska to provide that any future poison pill be redeemed or put to a shareholder vote within four (4) months after it is adopted by our Board.

In addition to the deletion, the Proposal further provides the Bylaw may be:

> amended, repealed or replaced only by a majority vote of the shareholders.

The Proposal further states, as part of the Proposal and before the "supporting statement" that "Mr. John Furqueron makes this proposal" and then states:

> His contact information is structurally essential to this proposal. Contact him via the web at <http:www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

On behalf of Alaska, we hereby notify the Staff of Alaska's intention to exclude the entire Proposal from its 2005 Proxy Materials pursuant to the following provisions of Rule 14a-8:

(a) Subsection(i)(10) of Rule 14a-8, because the Proposal has been substantially implemented;

(b) Subsection(i)(10) of Rule 14a-8, because the Proposal is not a proper subject for stockholders under the General Corporation Law of Delaware ("DGCL"), the jurisdiction in which the Company is incorporated; and

(c) Subsection (i)(2) of Rule 14a-8, because the Proposal, if implemented, would cause the Company to violate the DGCL.

We also hereby notify the Staff of Alaska's intention, if the Staff does not concur that the entire Proposal can be excluded, to exclude the references to the website and the telephone number from its 2005 Proxy Materials pursuant to Subsection (i)(3) of Rule 14a-8.

We respectfully request that the Staff concur in our views for the reasons set forth below.

I. THE ENTIRE PROPOSAL MAY BE EXCLUDED UNDER 14A-8(i)(10).

The Proposal may be excluded under Rule 14a-8(i)(10), because Alaska has already substantially implemented the Proposal.

Rule 14a-8(i)(10) permits the exclusion of shareholder proposals if a company has already substantially implemented the proposal. According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . . ." See *Exchange Act Release No. 34-12598 (July 7, 1976).*

The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See *SEC Release No. 34-20091 (August 16, 1983).* It is well-established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See *Masco Corporation (March 29, 1999)* (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See, *Columbia/HCA Healthcare Corp. (February 18, 1998)* (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

Alaska does not have a rights plan. On May 18, 2004, the shareholders of Alaska approved a proposal to submit the adoption of any poison pill to a shareholder vote as soon as may be practical. In November, 2004, the Board adopted a Policy on Adoption of a Stockholder Rights Plan (the "Alaska Policy"). The Alaska Policy as posted on the Company's website is as follows:

> A Stockholder Rights Plan refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt

> instruments to a company's stockholders designed to deter non-negotiated takeovers.
>
> The Company does not have a Stockholder Rights Plan. The Board's policy is that it will adopt a Stockholder Rights Plan only if either (1) the stockholders have approved adoption of the Stockholder Rights Plan, or (2) the Board in the exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of the Company's stockholders to adopt a Stockholder Rights Plan.
>
> The Board has directed the Governance and Nominating Committee to review this policy statement periodically and to report to the Board any recommendations it may have concerning the policy

Alaska believes that the termination of the Company's rights plan and the adoption of the Alaska Policy substantially implements the Proposal, subject only to the fiduciary requirements of Delaware law. As discussed in the opinion of counsel attached as Exhibit C, the fiduciary responsibilities provision in subclause (2) of the Alaska Policy is necessary for Alaska, a Delaware corporation, to comply with applicable state law. Thus, Alaska believes that it has implemented the Proposal to the maximum extent permitted by law.

In recent no-action rulings that closely mirror Alaska's request, the Staff has permitted companies to omit proposals that are substantively similar to the Proposal, on the basis that each proposal was substantially implemented.

There are numerous no-action letters that take the position that a company may exclude a poison pill proposal under Rule 14a-8(i)(10) on the basis of a company policy that permits the board to adopt a rights plan without a shareholder vote when it believes that it is necessary to do so in the exercise of their fiduciary duty even though the shareholder proposal would not permit adoption under such circumstances. See, e.g., *Weyerhaeuser Company (avail. March 8, 2004)*, *Hewlett Packard (available December 24, 2003)*, *Mattel, Inc. (March 24, 2004)* and *3M Company (February 17, 2004)*. Like the Alaska Policy, the Hewlett Packard, Weyerhaeuser, Mattel, and 3M policies specify that their boards of directors would submit any shareholder rights plan to a shareholder vote unless the board of directors, in exercising its fiduciary duties under Delaware law, determined that such submission would not be in the best interests of the shareholders under the circumstances. Hewlett Packard, with the support of an opinion of their counsel, stated that such "fiduciary out" is required under Delaware law. Our opinion on the fiduciary responsibility aspect of the Alaska Policy is set forth in Exhibit C.

See also *Safeway, Inc. (April 1, 2004); The Boeing Company (March 15, 2004); General*

Motors Corporation (March 3, 2004); Borders Group, Inc. (March 1, 2004); and *Hewlett-Packard Company (December 24, 2003)* (each of the policies requires the board to submit the adoption or extension of any shareholder rights plan to a shareholder vote, except in the exercise of the board's fiduciary responsibilities). Here, the Alaska Policy similarly states that the Board will adopt a rights plan only if the shareholders have approved the adoption or the board's fiduciary duties otherwise require adoption of a rights plan.

The Staff has granted no-action relief where the shareholder proposal specifically references, as the Proposal does, "future poison pills. See, e.g., *Weyerhaeuser Company (avail. March 8, 2004)*, which specifically referenced "any . . . future poison pill."

We note that the Proposal differs from proposals that have been the subject of prior requests for no-action relief in that it requires the Board to redeem the rights plan if shareholder approval has not been obtained within four months. But the difference is not meaningful. The Staff has granted no-action relief where the board adopted a policy similar to the Alaska Policy and the shareholder proposal provided that the company could not "maintain" a poison pill without shareholder approval. See, e.g., *The Boeing Company (February 6, 2004)*, where the shareholder proposal provided: "RESOLVED: Shareholders request that our Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote." The Boeing shareholder proposal would require the board to terminate a rights plan adopted without shareholder approval (termination being accomplished by redemption); put differently, the Boeing shareholder proposal would require the board not to "maintain" the rights plan. In effect, the requirement in the Proposal that the Board redeem the rights plan is not different from the requirement in Boeing that the company could not maintain the rights plan.

II. THE ENTIRE PROPOSAL MAY BE OMITTED UNDER Rule 14a-8(i)(1) and (2).

A shareholder proposal may be omitted under Rule 14a-8(i)(1) if it is not a proper subject for action by stockholders under applicable law and under Rule 14a-8(i)(2) if its adoption would violate applicable law. We are of the view that the Proposal may be omitted for these reasons.

We also note that our view is consistent with the Staff's most recent no-action determinations of this issue in *Toys R Us (available April 9, 2002)*, where the Staff permitted a Delaware corporation to omit substantially identical shareholder proposals from their proxy materials.

Accordingly, as discussed below and in our opinion, the Proposal may properly be omitted because it conflicts with fundamental principles of Delaware law.

A. Delaware Law Gives the Board of Directors the Exclusive Authority to Manage the Company.

Under the General Corporation Law of the State of Delaware (the "DGCL"), the business of a corporation is to be managed by its directors. Section 141(a) of the DGCL states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a)(2001). See generally Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) ("The board has a large reservoir of authority upon which to draw. Its duties and responsibilities proceed from the inherent powers conferred by 8 Del. C. § 141(a), respecting management of the corporation's "business and affairs."); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board").

Delaware courts have consistently protected a board's authority to manage the affairs of a corporation and have invalidated efforts by stockholders to encroach upon this authority. See, *e.g., Abercrombie v. Davis, 123 A.2d 893 (Del. Ch. 1956)* (invalidating agreement between certain board members and stockholders that irrevocably bound directors to vote in a predetermined manner), *rev'd on other grounds, 130 A.2d 338 (Del. 1957).* As the Chancery Court stated in Abercrombie.

> [Delaware] corporation law does not permit actions or agreements by stockholders which would take all power from the board to handle matters of substantial management policy ... So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.

See *Abercrombie, 123 A.2d at 608, 611;* see also *Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981)* ("[Plaintiff's] argument in support of its motion is based on the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.")

B. The Proposal Violates the Fundamental Principle of Delaware Law that Questions Concerning the Adoption, Use or Redemption of a Rights Plan Are within the Exclusive Power of a Board of Directors.

Delaware courts have consistently recognized the primacy of the board in decisions involving potential changes of control. The board's power in this respect is derived "from its fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source . . . ." *Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 (Del. 1985); see also Moore Corp. v. Wallace Computer Servs., Inc., 907 F. Supp. 1545, 1554 (D. Del. 1995)* ("When a board is confronted with a hostile tender offer, it has the obligation to determine whether the offer is in the best interests of the corporation and its shareholders."); *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986)* ("The adoption of a defensive measure, reasonable in relation to the threat posed, was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law.")

Shareholder rights plans, which emerged in response to the rise in hostile offers, offered boards of directors additional time to negotiate with the bidder and also to examine strategic alternatives for the shareholders. In 1985, the Delaware Supreme Court confirmed that boards could adopt rights plans. Specifically, the Court found that the board of directors of a Delaware corporation has authority, under Sections 157[1] and 141(a) of the DGCL, to enact a shareholder rights plan and that the adoption of a rights plan was a legitimate exercise of business judgment:

> Having concluded that sufficient authority for the Rights Plan exists in 8 Del. C. § 157, we note the inherent powers of the Board conferred by 8 Del. C. § 141(a), concerning the management of the corporation's "business and *affairs*" (emphasis added), also provides the Board additional authority upon which to enact the Rights Plan.

Moran v. Household International, Inc., 500 A.2d 1346, 1353 (Del. 1985) (citation and footnote omitted).

---

[1] Section 157 of the DGCL authorizes a board of directors to issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock. Unlike other DGCL provisions, such as amendments to the certificate of incorporation, mergers, sales of assets, and dissolution, this provision does not specifically set forth the shareholders' powers, nor is it subject to limitation by the company's bylaws. Accordingly, the issuance of rights and options, as well as the redemption of any rights or options, are determined by the board, not by the shareholders.

The Delaware courts have continued to refuse to interfere with a board of directors' discretion in implementing or maintaining a rights plan. In so doing, Delaware courts have recognized that "prudent deployment of the pill proved to be largely beneficial to shareholder interests: it often resulted in a bidding contest that culminated in an acquisition on terms superior to the initial hostile offer." *Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1185* (Del. Ch. 1998) (acknowledging legitimacy of defenses that would give the board time to explore transactional alternatives but rejecting "dead hand" provisions in a rights plans because, rather than serve to delay proxy contests, they served to deter them altogether).

The Proposal would prevent the Company's board from implementing a new rights plan--even in connection with a hostile bid or an attempt to auction the Company to the highest bidder. See *Revlon Inc. v. MacAndrews & Forbes Holding, 506 A.2d 173, 181 (Del. 1986)* (properly implemented rights plan "spurred the bidding to new heights, a proper result of its implementation"); *CRTF Corp. v. Federated Department Stores, Inc., 683 F. Supp. 422, 439 (S.D.N.Y. 1988)* (rights plan "provides the directors with a shield to fend off coercive offers, and with a gavel to run an auction").

By tying the directors' hands in managing the Company in accordance with their fiduciary duties, the Proposal removes from directors "ultimate responsibility" for managing the corporation and restricts the board's power in an area of "fundamental importance to the shareholders -- negotiating a possible sale of the corporation. "The Proposal is thus contrary to Delaware law. Accord, *Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996)* ("A court 'cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.'") *(quoting Abercrombie v. Davies, 123 A.2d 893, 899 (Del. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957)); Paramount Communications, Inc. v. QVC Network, 637 A.2d 34, 51 (Del. 1994)* (invalidating a "no-shop" provision in the Paramount-QVC merger agreement, stating, "To the extent that a contract, or a provision thereof, purports to require the board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable.")

C. The Proposal Is Contrary to Delaware Law Because it would make the Bylaws inconsistent with the Certificate.

The Proposal would amend the Bylaws in two ways. The first is a substantive amendment relating to rights plans (the "Amendment") and the second is related to how the Amendment may be amended, modified or repealed. The proposed Bylaw provides that the Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the "Shareholder-Amendment-Only" provision. It necessarily follows that if the Proposal is adopted by stockholders, the Amendment cannot be amended, modified or repealed by the Company's Board of Directors (the "Board") as a result of the Shareholder-Amendment-Only provision.

Alaska's restated certificate of incorporation (the "Certificate") provides in Article 8 that the Board has the power to adopt, amend or repeal the Bylaws. Article 8 provides:

> The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation of the Board's power to "amend or repeal the Bylaws."

Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. §109(b). That section provides:

> The bylaws may contain any provision, not inconsistent with law *or with the certificate of incorporation* ..." (emphasis added)

It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." *Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988).* Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" *Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990).* Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

The Company's position is supported by the Toys R Us no-action letter (available April 9, 2002). In that letter, the Staff granted a no-action position based on subsection (i)(2) of Rule 14a-8. The no-action letter noted that the company submitted an opinion of counsel to the effect that the implementation of the proposal would cause the Company to violate Delaware law. One of the bases for the opinion of counsel involved inconsistency between the proposed bylaw and the certificate of incorporation. The company's certificate of incorporation provided that "The Board of Directors is authorized to adopt, amend, or repeal By-laws of the Corporation." The shareholder proposal provided that the bylaw "cannot be amended, modified or repealed by the Board." Counsel opined that "since the Certificate states that the Board can amend the bylaws, the stockholders cannot take away that power by bylaw amendment."

D. Reasons For Exclusion

The Proposal may be excluded under subsection (i)(1) of Rule 14a-8 because it ignores the statutory role of directors:

(a) in managing the corporation under 8 Del. C. §141(a), in particular regarding questions concerning the adoption, use or redemption of a rights plan are within the exclusive power of a board of directors; and

(b) by proposing direct adoption of an action that can only be effected if the Board participates. In order to provide that a Bylaw may not be amended, modified, or repealed by the directors of Alaska, it would be necessary to amend the Certificate. Under 8 Del. C. § 242(b), the first step in any amendment to the certificate of incorporation is for "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the certificate. Until such time as the board has adopted a resolution and submitted to stockholders for a vote, it is not a proper subject for action by shareholders. The Board has not adopted any such resolution or submitted it to stockholders for a vote.

The Proposal may be excluded under subsection (i)(2) of Rule 14a-8 because:

(a) Because a proposal such as this Proposal that would not be a proper subject for shareholder action under state law, it would, if adopted, violate state law;

(b) the Proposal, if adopted, would cause the directors to be in violation of their fiduciary duties to manage the Company under 8 Del. C. §141(a), in particular with regard to questions the adoption, use or redemption of a rights plan; and

(c) the Proposal, if adopted, would cause the Bylaws to be inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C. § 109(b).

III. REFERENCES TO WEBSITE ADDRESS AND TELEPHONE NUMBER MAY BE EXCLUDED UNDER RULE 14a-8(i)(3).

The Proposal states that Mr. Furqueron's contact information is "structurally essential" to "this proposal."

> His contact information is structurally essential to this proposal. Contact him via the web at http:www.votepal.com. and by phone toll free at 1-866-286-8387 (1866-2voteus).

Deletion of Website Reference

Staff Legal Bulletin 14 ("SLB 14") provides that the Staff may concur with the company's view that reference to the website may be excluded if "the information contained on the website may be materially false or misleading, [or] irrelevant to the subject matter of the proposal."

At least some of the information on the website, http:www.votepal.com (the "Website") is contrary to the Commission's proxy rules because the information "directly or indirectly make[s] charges concerning improper [or] illegal . . . conduct . . . without factual foundation." See Staff Legal Bulletin 14B.

At least some of the information on the website is irrelevant to the subject matter of the Proposal.

Website reference may be excluded because it charges material and improper or illegal conduct without factual foundation.

The Website contains a document entitled "(posted 7-30-04) U.S. Dept. of Labor Employee Benefits Security Administration Responds to 6-18-04 Ashcroft letter," which is a report of a conversation between an employee of U.S. Dept. of Labor Employee Benefits Security Administration ("EBSA") and Steve Nieman. Mr. Nieman apparently had written a letter to the Attorney General and apparently that letter was referred to EBSA. The report of the conversation characterizes the subject matter of the letter as "voting irregularities at stockholder meetings over the last two years at the AAG."

> On Thursday July 29, 2004, an official of the U.S. Dept. of Labor Employee Benefits Security Administration (EBSA) responded to the June 18, 2004 letter AAG employee board candidate Steve Nieman wrote to U.S. Attorney General John Ashcroft alerting him about voting irregularities at stockholder meetings over the last two years at the AAG. The official asked Mr. Nieman to collect and mail to him additional documentation as the EBSA prepares to conduct its investigation. (emphasis supplied)

The report of the conversation does not define "voting irregularities," but in the United States in 2005, there is little doubt that the term may convey a meaning of, among other things, vote fraud, vote suppression, and/or voter intimidation. There is no doubt that

(a) the claim that there were "voting irregularities at stockholder meetings over the last two years at the AAG" is, and would be read by a reasonable reader as, a charge of "improper or illegal" conduct by Alaska; and
(b) if there were in fact voting irregularities, reasonable shareholders would believe such

voting irregularities to be material.

There is also no doubt that not even Mr. Nieman believes that there were any real "voting irregularities." The document does not provide a factual foundation for the charge of "voting irregularities" because there is no factual foundation. Buried in Mr. Nieman's six page, 2,200 word letter to the Attorney General is the statement:

> to the best of our knowledge, all SEC regulations and laws were complied with.

Buried elsewhere in the letter, after he discusses practices and procedures used in connection with Alaska's annual meetings, he makes the following statement:

> While this may not be illegal, we would characterize this as the least optimal choice available to AAG management.

These statements indicate that even Mr. Nieman could not believe that there were in fact "voting irregularities." The fact that Mr. Nieman makes accurate statements in a long letter that many visitors to the website will not read does not cure the charge of illegal or improper conduct in the report of the conversation.

Because the Website contains statements that charge material and illegal or improper conduct by Alaska without factual foundation, the reference to the website should be excluded under subsection (i)(3) of Rule 14a-8.

Website reference may be excluded because the website contains information not relevant to the subject matter of the Proposal.

The Website contains a great deal of information that does not relate to the subject matter of the Proposal. For example, the Website contains a document entitled "We've Proven Anyone Can Conduct a Proxy Contest . . . How About You??," which is apparently an advertisement for the Website as a vehicle for proxy contests at other companies. The document states:

> Votepal would love to assist others interested in running affordable proxy contests (our cost $500) for corporate board seats at other companies to hold directors accountable and expedite changes in proxy rules and voting. If interested, email: help@votepal.com.

The Website also contains the following documents, all of which contain information not relevant to the Proposal.

2005 Campaign Begins: Preliminary Form of Proxy Filed with the SEC11-17-04

(posted 10-18-04)Letter to NYSE re: proxy voting at the AAG

(posted 7-30-04) U.S. Dept. of Labor Employee Benefits Security Administration Responds to 6-18-04 Ashcroft letter

June 18, 2004 letter to U.S. Attorney General John Ashcroft and other parties regarding the '03 and '04 votes at the AAG, Inc.

Voting Results from the May 18, 2004 AAG Inc. Stockholders Meeting

From Archives: Voting Results from 2003 AAG meeting

It's a Wrap--Tail End Communications

Our May 3, 2004 14A Definitive Form of Proxy and Proxy Card

pdf downloadable/ printable version of our Proxy Statement

Additional Definitive Proxy Material (last updated May 16, 04)

May 10, 2004 Important Notice!!! Putnam Voting Instructions Received for 401(k) AS/QX Plan Participants

Archive to the 2003 Proxy Fight at the AAG

Because the Website contains numerous statements that are irrelevant to the subject matter of the Proposal and the reference to the website should be excluded under subsection (i)(3) of Rule 14a-8.

Deletion of the Telephone Number

The Proposal indicates that a person receiving the proxy statement and desiring to contact Mr. Furqueron may "contact him . . . by phone toll free at 1-866-286-8387 (1866-2voteus)."

A total of nine persons submitted shareholder proposals for this Annual Meeting. Eight of the proposals indicate that the proponent, including Mr. Furqueron with respect to the Proposal, can be contacted at 1-866-286-8387 (1866-2voteus).

The telephone number is not the phone number for Mr. Furqueron or any other proponent. It is a phone number in the home of Mr. Richard Foley, who is one of the insurgents' nominees for director. Several of the proponents, including Mr. Furqueron, have, in letters to the Company, designated "Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal."

Based on information available to Alaska, none of the proponents, including Mr. Furqueron, lives with Mr. Foley.

A reasonable stockholder reading the statement that he/she may "contact him . . . by phone toll free at 1-866-286-8387 (1866-2voteus)" would believe that he/she was calling Mr. Furqueron. A reasonable stockholder would not believe that he/she was contacting a person who is running as an insurgent director and who is merely a representative of Mr. Furqueron. Accordingly, the reference to the phone number as a means of contacting Mr. Furqueron is materially false and misleading and should be excluded under subsection (i)(3) of Rule 14a-8.

EXHIBIT B

STOCKHOLDER PROPOSAL

NO.3 — REDEEM OR VOTE POISON PILL

RESOLVED: Shareholders offer the following amendment to the AAG, Inc. bylaws to require that any future poison pill be redeemed or put to a shareholder vote within four (4) months after it is adopted by our Board. This bylaw shall be consistent with the governing documents of our company.

This addition of this amendment to our company's bylaws to redeem a poison pill by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders.

John Furqueron, retired Horizon Air Captain, makes this proposal. His contact information is structurally essential to this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

I believe that there is a material difference between a shareholder vote within four months of adoption in contrast to any greater delay in a shareholder vote. For instance a five to twelve month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock--or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The potential of a tender offer can motivate our directors. Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management--Wall Street Journal, Feb. 24, 2003

Stock Value: If a poison pill makes our company difficult to sell, the value of our stock can suffer.

REDEEM OR VOTE POISON PILL—YES ON 3

EXHIBIT C

William Gleeson
WilliamG@prestongates.com
206-467-2833

January 14, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

Re: Stockholder Proposal to Alaska Air Group, Inc. of John Furqueron (the "Proponent")

Dear Sir/Madam:

We have acted as counsel to Alaska Air Group, Inc., a Delaware corporation ("Alaska" or the "Company"), in connection with a proposal (the "Proposal") submitted by the Proponent that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, the Company has requested that we provide you with our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); (ii) the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); (iii) the Proposal and its supporting statement; and (iv) Company's Policy on rights plans .

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Shareholders offer the following amendment to the AAG, Inc. bylaws to require that any future poison pill be redeemed or put to a shareholder vote within four (4) months after it is adopted by our Board. This bylaw shall be consistent with the governing documents of our company.
>
> This addition of this amendment to our company's bylaws to redeem a poison pill by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders.

The Company's Policy

Alaska does not have a rights plan. On May 18, 2004, the shareholders of Alaska approved a proposal to submit the adoption of any poison pill to a shareholder vote as soon as may be practical. In November, 2004, the Board adopted a Policy on Adoption of a Stockholder Rights Plan (the "Policy"). The Policy as posted on the Company's website is as follows:

> A Stockholder Rights Plan refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to a company's stockholders designed to deter non-negotiated takeovers.
>
> The Company does not have a Stockholder Rights Plan. The Board's policy is that it will adopt a Stockholder Rights Plan only if either (1) the stockholders have approved adoption of the Stockholder Rights Plan, or (2) the Board in the exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of the Company's stockholders to adopt a Stockholder Rights Plan.

> The Board has directed the Governance and Nominating Committee to review this policy statement periodically and to report to the Board any recommendations it may have concerning the policy.

Issues

You have asked our opinion on:

(a) Whether the Alaska Policy, if it failed to contain clause (2), would be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties.

(b) Whether the Bylaw proposed by the Proposal, if adopted by the stockholders, would be valid under the General Corporation Law

Discussion

I. Whether the Alaska Policy, if it failed to contain clause (2), would be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties.

Absent an express provision in a corporation's certificate of incorporation to the contrary, 8 Del. C. § 141(a) of the General Corporation Law vests in the board of directors the authority to manage the corporate enterprise:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

In Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985), the Delaware Supreme Court recognized that Section 141(a) imposes upon a corporation's board of directors certain "duties and responsibilities" in responding to a perceived threat to the corporation and its stockholders posed by a takeover bid. Id. at 953. The Court further noted that a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." Id. at 954. Accordingly, if a board of directors determines, for instance, that a takeover bid poses a threat to the corporation and its stockholders, the board's response may not be a passive one. Id. at 954.

955 n. 10. ("It has been suggested that a board's response to a takeover threat should be a passive one. However, that clearly is not the law of Delaware . . . ." (citation omitted)). In elaborating on the over-arching duties to protect the interests of the enterprise and the shareholders described in Unocal, the Supreme Court has explained that a board of directors has "both the duty and responsibility to oppose threats" presented by takeover bids. See Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987).

Under Unocal and its progeny, the duty of corporate directors to react to tender offers and other takeover bids lies at the heart of the managerial prerogative vested in the board of directors by Delaware statutory and common law. The Delaware courts have consistently and repeatedly held that neither the affirmative duty to manage the business and affairs of the corporation imposed upon a board of directors by Section 141(a) of the DGCL nor the fiduciary duties of directors to act in the best interests of the corporation and its stockholders may be delegated to others (including stockholders) or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. See, e.g., Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (holding that contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, . . . is invalid and unenforceable"); Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966) (holding that it is well settled that directors may not delegate duty to manage corporate enterprise, but that such "delegation" may be effected by certificate of incorporation); Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956) (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise); McAllister v. Kallop, 1995 WL 462210 at *24 (Del. Ch. July 28, 1995) (holding that contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, 678 A.2d 526 (Del. 1996); Chapin v. Benwood Foundation. Inc., 402 A.2d 1205, 1210 (Del. Ch. 1979) (holding that agreement by which board of charitable corporation committed years in advance to fill particular board vacancy with certain named person, regardless of circumstances that existed at time vacancy occurred, thus effectively relinquishing duty of directors to exercise their best judgment on management matters, was unenforceable), aff'd 415 A.2d 1068 (Del. 1980); see also ConAgra, Inc. v. Cargill, Inc., 382 N.W.2d 576, 587-88 (Neb. 1986) (applying Delaware law). The general rule prohibiting the delegation or substantial restriction of managerial responsibility and fiduciary obligations applies as well to the delegation or restriction of a specific duty or several duties as to the delegation or restriction of all duties. See Adams, 121 A.2d at 305.

One of the leading Delaware cases addressing the general prohibition on the delegation or restriction of the managerial prerogative of the board of directors is Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd as to another point, 130 A.2d 338 (Del. 1957), which held that a stockholders' agreement was invalid because it had the effect of restricting in a substantial way the freedom of directors to make decisions on matters of management policy. At issue in

Abercrombie was an agreement among stockholders holding a majority of the outstanding stock of American Independent Oil Company ("American") and the so-called "agents" of those stockholders, who served as the nominees of such stockholders on the American board of directors. Together, the group of stockholders who were parties to the stockholders' agreement had the power to elect eight of the members of American's fifteen member board. The stockholders' agreement provided that all eight of the agent-directors would vote on any matter coming before the board in accordance with the decision of seven of the agent-directors, and if seven of the agent-directors could not reach agreement, the matter would be submitted to arbitration. In holding that the agreement was invalid, the court reasoned as follows:

> By this agreement these stockholders and their representatives have agreed in advance to follow a procedure which if honored by the agents in their director capacity would obligate them to vote in a predetermined manner even though they might thereby be voting contrary to their own best judgment on matters within the province of the board . . .
>
> . . . So long as the corporate form is used as presently provided by our statutes this court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters . . .
>
> I am therefore forced to conclude that this [stockholders' agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law. My conclusions are based on the provisions of the Agreement which substantially encroach on the duty of directors to exercise independent business judgment, upon the provisions which permit the possibility that director action will be dictated by an outsider and finally, upon the provision which can have the consequence of shifting control of the board from a majority to a minority.

Abercrombie, 123 A.2d at 899-900. This aspect of the Abercrombie decision was noted with approval by the Delaware Supreme Court in Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) and Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956).

The principle that the board of directors may not leave to stockholders decisions on substantial matters at the core of the managerial prerogative of the board was reiterated in the watershed opinion of Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985). There, the Supreme Court noted that under Section 251 of the DGCL, the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger." Id. at 887-888. Rather, the DGCL required the board itself to decide whether a merger agreement, once adopted, remained advisable for submission to stockholders. Id. at 888.

In Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003), the Supreme Court re-affirmed that the fiduciary duties of corporate directors are unremitting and that directors cannot act in a way that precludes or substantially restricts their ability to make fundamental decisions regarding the management and direction of the corporate enterprise. In Omnicare, the Supreme Court addressed a situation in which the NCS board had entered into a merger agreement that was completely "locked up" and had not negotiated for the retention of an effective fiduciary out provision that would allow the board to react should the transaction become harmful to the company or its shareholders. In the majority's Opinion, the Court noted:

> The directors of a Delaware corporation have a continuing obligation to discharge their fiduciary responsibilities, as future circumstances develop . . . . The NCS board was required to negotiate a fiduciary out clause to protect the NCS stockholders if the Genesis transaction became an inferior offer. By acceding to Genesis' ultimatum for complete protection in futuro, the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important, i.e. receipt of a subsequent superior offer.

Id. at 938 (citing Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998) (directors' fiduciary duties do not operate intermittently)). The Court went on to reiterate that: "The stockholders of a Delaware corporation are entitled to rely on the board to discharge its fiduciary duties at all times. The fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change." Id. (citations omitted). Although Omnicare involved a board's failure to negotiate effective fiduciary outs to "lock up" deal protection measures in a negotiated merger agreement, its teachings, we believe, are more broadly applicable. Omnicare serves to re-affirm strongly that the directors of a Delaware corporation many not act in a manner that delegates to others or substantially restricts the board's obligation to respond and react to future events that impact fundamentally the management and direction of the corporate enterprise and to act reasonably in response to any threat to corporate policy and effectiveness. This is so whether the threat be one posed by the deal protection provisions of an existing merger agreement that stands in the way of a materially better transaction for the corporation and its stockholders (as in Omnicare) or one posed by unfair or otherwise inequitable acquisition tactics that may stand in the way of effecting long or short term corporate policies.

The "poison pill's" efficacy as one of several responses by a target board to a hostile tender offer was reiterated in In re Pure Resources, Inc., Shareholders Litigation, 808 A.2d 420 (Del. Ch. 2002). There, the plaintiffs criticized the target board for failing to adopt a "poison pill" rights plan in the face of a "blitzkrieg" tender offer. While the Court was careful to note that it was not adopting a "bright-line" rule that would require the adoption of a poison pill to defend against all tender offers, id. at 446, at the oral argument on the motion for a preliminary injunction and also in his opinion, Vice Chancellor Strine noted that the poison pill rights plan is the "de rigeur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe. See, id at 431; Transcript, Argument on Plaintiffs' Motion for Preliminary Injunction, Sept. 27, 2002 (Court describing the poison pill as "the one [thing] that could have clearly slowed the train up and given them [the target board] the ability to negotiate," (p. 77), and as "the one tool that has really been developed and refined to use, for boards of directors facing a tender offer, to give them leverage" (p. 102)). See also Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid.")

Indeed, the Delaware Supreme has recognized as a fundamental board prerogative the ability a board of directors to act in a timely manner with respect to redemption of a rights plan. Thus, in Quickturn Design Systems, Inc. V. Shapiro, 721 A.2d 1281 (Del. 1998), the Supreme Court struck down as violative of Section 141(a) a provision in a rights plan disabling a board not nominated by incumbents from redeeming the rights for six months following its election. The Court found that this provision "restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation." Id. at 1291-92. So too, the Proposal, if adopted with no restrictions, would substantially limit, if not effectively eliminate, the Board's ability to utilize a rights plan in circumstances in which the Board deemed it advisable.

It is important to note, however, that despite its utility, the board's discretion to adopt and maintain a rights plan is not "unfettered." See Moran v. Household Int'l., Inc., 500 A.2d 1346, 1354 (Del. 1985). The Supreme Court explained:

> The Rights Plan is not absolute. When the Household Board of Directors is faced with a tender offer and a request to redeem the Rights, they will not be able to arbitrarily reject the offer. They will be held to the same fiduciary standards any other board of directors would be held to in deciding to adopt a defensive mechanism, the same standard as they were held to in originally approving the Rights Plan.

Id.; see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (noting in that case that the validity, in general, of the plan at issue was largely attributable to the fact that the board retained the ability to redeem the rights, which would afford the board the "flexibility to address any proposal deemed to be in the stockholders' best interests.")

If the Board were to adopt the Policy requiring it to submit the adoption of a rights plan to a stockholder vote or to redeem the rights plan in all cases and without exception, such a policy effectively would remove from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics and other threats to corporate policy and effectiveness, even if the Board determines in the good faith exercise of its reasonable business judgment that a rights plan would be the most appropriate and most effective means of dealing with such a threat. Because presenting the question of whether to adopt a rights plan for a stockholder vote would necessarily impose substantial delay or requiring the redemption of the rights plan in the event shareholder approval is not sought, the Board of Directors would have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. In other words, if the Company's Board of Directors were to determine that adopting a rights plan in response to a takeover threat was in the best interests of the Company and its stockholders, and the most effective (or potentially the only effective) means to address such threat, it would nevertheless be required to delay that response while the Board placed the defensive measure before the stockholders for a vote or it would be required to redeem the rights plan quickly, unless the Policy were to include an effective "fiduciary out." Because it is precisely when the Company faces a significant threat to corporate policy and effectiveness, such as unfair or inequitable hostile acquisition tactics, that the directors' judgment and ability to react promptly and effectively is most important, it is our view that the failure to preserve in the Board of Directors the flexibility to exercise their fiduciary duties to adopt a rights plan and maintain in that period before the question of whether to adopt a poison pill can be put to a stockholder vote would be inconsistent with Delaware statutory and common law because it would substantially restrict the Company's Board of Directors in exercising the statutory and fiduciary duty to exercise its independent, good faith business judgment in evaluating and responding to certain extraordinary corporate events -- a matter that lies at the heart of the managerial prerogative vested in the Board of Directors by Section 141(a) of the DGCL.

Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that Policy, if it failed to contain clause (2), would be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties.

II. Whether the Bylaw proposed by the Proposal, if adopted by the stockholders, would be valid under the General Corporation Law.

There is no Delaware case which specifically addresses the validity or invalidity of the Bylaw or of a similar bylaw. (As discussed below, however, the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) strongly supports the conclusion that the Bylaw would not be valid under Delaware law.) Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in 8 Del. C. § 109(b), which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

We turn, therefore, to consideration of whether the Bylaw is "inconsistent with law or with the certificate of incorporation."

Inconsistent with Law

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of 8 Del. C. § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy."

Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) ("the adoption of a defensive measure . . . was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law"). One of the principal defensive measures that Delaware courts have specifically endorsed, and specifically recognized as within the province of the board of directors to adopt, is a stockholder rights plan. See, e.g., Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors.") (footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill . . . "); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take"). The power to adopt and maintain a rights plan is part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) ("the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule."), aff'd, 500 A.2d 1346 (Del. 1985). Stockholders are not a part of the process. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) ("There is simply no legal requirement that the Hilton shareholder must be a party to the Rights Plan or formally vote to accept the Rights Plan to ensure that the Plan is enforceable.") (quoting Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12, 13 (Del. Ch. Oct. 10, 2000)). As the Delaware Supreme Court explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Hilton, 780 A.2d at 249. We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder-dictated action controlling the adoption, maintenance or terms of a rights plan.

The Delaware Supreme Court's decision in Quickturn strongly supports the conclusion that the Bylaw would contravene Section 141(a) and therefore not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely

> discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (footnotes omitted). See also id. at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted); Carmody, 723 A.2d at 1191 (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with the board's authority under Section 141(a) to manage the business and affairs of the corporation because the provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise") (footnote omitted).

The Bylaw is even more restrictive than the Delayed Redemption Provision invalidated in Quickturn. Whereas the Quickturn provision imposed only a temporary restriction on the board's ability to redeem a rights plan, the Bylaw forever would prevent the Board from exercising its discretion to adopt a rights plan, regardless of the facts and circumstances then existing. Because the Bylaw indisputably would limit the Board of Directors' authority with respect to a stockholder rights plan of the Company and otherwise restrict the Board's power "in an area of fundamental importance to the shareholders," the Bylaw impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

The power to adopt and maintain a rights plan further derives from 8 Del. C. § 157. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1353 (Del. 1985); Hilton Hotels, slip op. at 12 ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157" (footnote omitted). Under that statute too, such power is vested in the directors, not in the stockholders. The provisions of 8 Del. C. § 157 are themselves quite instructive for what they say and for what they don't say:

> (a) Subject to any provisions in the certificate of incorporation *[it doesn't say "or bylaws"]*, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from

> the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors. *[It doesn't say "or stockholders"].*
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options *[it doesn't say "or in the bylaws"],* and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors [*it doesn't say "or stockholders"]* as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

Accordingly, the issuance of rights and their terms and conditions are as determined by the Board, not by the stockholders or by a bylaw. Indeed, where the General Corporation Law intends for the stockholders to have veto or approval power, as in amendments to the certification of incorporation (8 Del. C. § 242), mergers (8 Del. C. § 251), sales of assets (8 Del. C. § 271), and dissolution (8 Del. C. § 275), among other examples, the statute expressly sets forth the stockholders' powers. Section 157 grants no such power, directly or indirectly, to the stockholders.

Similarly, Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders (which, as approved in Household, is the universally employed procedure for implementation of a stockholder rights plan and initial distribution of the rights). 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors"). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

Rights plans are the most widely used, judicially approved measure to enhance a corporation's position in obtaining the best possible transaction for its stockholders, and the Delaware courts have jealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Nomad Acquisition Corp. v. Damon Corp., C.A. No. 10173 (Del. Ch. Sept. 16, 1988, revised Sept. 20, 1988); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361 (Del. 1995). See also In re

Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). The Delaware Supreme Court has addressed this issue explicitly:

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton, 780 A.2d at 249. The fact that individual stockholders or even a majority of stockholders oppose the board's decision does not affect the board's authority. As the Court of Chancery has explained,

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

If the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody, 723 A.2d at 1191. As the Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers, Unitrin, 651 A.2d at 1389-90, the Board alone is granted the authority to determine whether a rights plan should be adopted or maintained and what the terms of the rights plan should be. Whether the Board's authority in this regard arises under 8 Del. C. § 141, 157 or 170, the common law of fiduciary duties, or some combination thereof, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law . . . is void . . ."); Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191; Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1994) (contract may not limit board's exercise of fiduciary duties).

We note that the Securities and Exchange Commission (the "SEC") has accepted the view that implementation of a shareholder proposal that would prohibit adoption of a rights plan without prior shareholder approval "would be an improper subject for shareholder action under Delaware law" and would not be valid under the General Corporation Law. Toys R Us (available April 9, 2002); Novell, Inc. (available Feb. 14, 2000); General Dynamics Corp., (available Mar. 5, 2001).

Inconsistent with the Certificate of Incorporation

The Proposal would amend the Bylaws in two ways. The first is a substantive amendment relating to rights plans (the "Amendment") and the second is related to how the Amendment may be amended, modified or repealed. The proposed Bylaw provides that the Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the "Shareholder-Amendment-Only" provision. It necessarily follows that if the Proposal is adopted by stockholders, the Amendment cannot be amended, modified or repealed by the Company's Board of Directors (the "Board") as a result of the Shareholder-Amendment-Only provision.

Alaska's restated certificate of incorporation (the "Certificate") provides in Article 8 that the Board has the power to adopt, amend or repeal the Bylaws. Article 8 provides:

> The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation of the Board's power to "amend or repeal the Bylaws."

Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. §109(b). That section provides:

> The bylaws may contain any provision, not inconsistent with law *or with the certificate of incorporation ...*" (emphasis added)

It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." *Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988).* Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'"

Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that (a) the Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law because (i) it would conflict with 8 Del. C. §141(a) and (ii) the Bylaw would conflict with the Certificate in violation of 8 Del. C. § 109(b) and (b) accordingly the Bylaw is not a proper subject of a stockholder action.

Limitations

The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

PRESTON GATES & ELLIS LLP



By
William Gleeson

Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718
T 520-742-5168
F 520-742-6963

6 Copies
7th Copy for Date-Stamp Return

February 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. (ALK)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: John Furqueron

Ladies and Gentlemen:

This proposal is essentially the same proposal in which concurrence to these companies was not granted:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

These precedents where issued after the company submitted its January 14, 2005 no action request.

This shareholder proposal is essentially the same proposal in The Boeing Company (January 17, 2005) in which Boeing did not receive Staff concurrence:

"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

This is not to be confused with the old 2004 proposal to Boeing that the company cites.

The Staff Response Letter in Boeing 2005 stated:

"We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

The next paragraph of this proposal is similar to the proposal submitted to Boeing:

"I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company."

The company did not attempt to exclude the second paragraph of the proposal regarding the "material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text for the purpose of exclusion and the company has not done so with the second paragraph.

Furthermore there seems to be a fundamental contradiction if a proposal calling for a vote is purportedly implemented by a policy that allows absolutely no voting whatsoever.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The text in the company policy provides a loophole to avoid any shareholder vote whosoever. The loophole is that there will be a vote unless the board decides otherwise "in the best interest of the Company's stockholders."

There is a substantial difference between the text of this proposal to the company for the 2005 annual meeting and the company-cited old proposals such as Safeway, Inc. (Apr. 1, 2004). These proposals were all similar to the old proposal to the Hewlett-Packard Company (December 24, 2003):
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

The company and its second opinion, loaded with limitations and complexities, fails to focus on why the company is purportedly stranded where it is now and could not move further in the direction of the shareholder proposal and still be consistent with "fiduciary duties."

The company argument, including a second opinion, is ambiguous or unfinished by failing to explain whether Delaware law would preclude a shareholder vote on a poison pill after it adopted without shareholder vote.

The second opinion seems to be incomplete because it does not address how a shareholder vote could possibly override the power of the board to act in regard to adopting or redeeming a poison pill.

The company argument seems to be incomplete because it is missing key precise words to be attributed to the Board such as "acting unilaterally, having sole authority and acting alone" in various company claims that "the Board has the power to adopt, amend or repeal the Bylaws."

The company fails to reconcile its current argument of exclusive Board power with the 2002 company argument in a no action request letter – no less – that the Board is helpless to complete certain actions regarding the company's own Certificate of Incorporation without shareholder approval:
According to the company argument in Alaska Air (March 8, 2002) the Board attempted to amend the Company's Certificate of Incorporation at the 2001 annual meeting to eliminate the 80% super-majority voting requirements. The Board seemed to emphasize its helplessness to act without shareholder approval with, "Certainly the Board cannot, nor should it, be expected to guarantee the outcome of a particular [shareholder] vote."

According to the company 2001 definitive proxy, page 15:

"If stockholders approve the proposal [**PROPOSAL NO. 2 AMEND CERTIFICATE OF INCORPORATION TO ELIMINATE THE 80% SUPER-MAJORITY VOTING REQUIREMENTS**], the Board will cause a Restated Certificate of Incorporation to be filed with the Secretary of the State of Delaware as soon as practicable after such approve is final. **THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND RECOMMENDS THAT STOCKHOLDERS VOTE 'FOR' PROPOSAL 2.**"

In Alaska Air (March 8, 2002) the company stated that the Board took the "steps necessary" yet was unable to obtain shareholder approval for this Board-sponsored proposal to eliminate super majority vote provisions. And since the Board was not able to obtain the required shareholder vote the Board said it could not complete the adoption of a proposal that the Board placed on the annual ballot.

I believe that it is critical that the company arguments maintain consistency and credibility especially within company submissions in the Rule 14a-8 process.

If one were to entertain the concept that there was a potential conflict with the certificate of incorporation then the following Schering-Plough precedent may apply.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have <u>not</u> concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The company attempt to prevent shareholders from learning the name of the proponent is against good public policy. This discriminates against employee-shareholders because they are implicitly discouraged from contacting the company to learn the name of the proponent. To thus contact the company puts the employee in the compromising position of identifying himself to the company as interested in the proponent of a proposal that his employer is opposed to. Regulation FD is one example of the policy that a group of shareholders are not to be discriminated against.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



Richard D. Foley
Duly appointed
by John Furqueron

cc: Shannon Alberts
John Furqueron

STOCKHOLDER PROPOSAL

NO.3 — REDEEM OR VOTE POISON PILL

RESOLVED: Shareholders offer the following amendment to the AAG, Inc. bylaws to require that any future poison pill be redeemed or put to a shareholder vote within four (4) months after it is adopted by our Board. This bylaw shall be consistent with the governing documents of our company.

This addition of this amendment to our company's bylaws to redeem a poison pill by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders.

John Furqueron, retired Horizon Air Captain, makes this proposal. His contact information is structurally essential to this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

I believe that there is a material difference between a shareholder vote within four months of adoption in contrast to any greater delay in a shareholder vote. For instance a five to twelve month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock--or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The potential of a tender offer can motivate our directors. Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management--Wall Street Journal, Feb. 24, 2003

Stock Value: If a poison pill makes our company difficult to sell, the value of our stock can suffer.

REDEEM OR VOTE POISON PILL—YES ON

Preston | Gates | Ellis LLP

RECEIVED

2005 FEB 14 PM 4:26

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

William Gleeson
WilliamG@prestongates.com
206-467-2833

February 11 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza 4
50 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals to Alaska Air Group, Inc. of Messrs. Roberts, Davidge, Nieman, Flinn, Dayton, Furqueron and Ms. Brady

Dear Sir/Madam:

On January 14, 2005, Alaska Air Group, Inc. ("Alaska" or the "Company") submitted no-action requests under Rule 14a-8 in respect of eight shareholder proposals. In order to facilitate review by the Staff, we noted in a cover letter (a copy of which is attached as Exhibit A) that there was one issue common to all proposals, which "involves references to a website and a telephone number" (the "Identification Issue"). We also noted that there was an issue common to all of the proposals other than those of Messrs. Nieman and Dayton, which "involves a proposed bylaw that cannot be amended or repealed by the board of directors" (the Shareholder-Amendment-Only Bylaw Issue").

On February 6, 2005, Mr. Steve Nieman submitted a letter (the "Nieman Letter") to the Staff on behalf of six of the proponents:

Mr. Roberts	Mr. Nieman
Mr. Davidge	Mr. Flinn
Ms. Brady	Mr. Dayton

The Nieman Letter raises a number of issues, two of which were the Shareholder-Amendment-Only Bylaw Issue and the Identification Issue.

On February 4, 2005, Mr. Richard Foley submitted a letter (the "Foley Letter") to the Staff on behalf of Mr. Furqueron, who had submitted a shareholder proposal to the Company.

The Foley letter raises a number of issues, two of which were the Shareholder-Amendment-Only Bylaw Issue and the Identification Issue.

The Nieman and Foley letters do not refer to a proposal submitted by Mr. Woods, although it shares the Shareholder-Amendment-Only Bylaw Issue and the Identification Issue.

This letter, and the accompanying opinion of counsel, are intended to respond to Shareholder-Amendment-Only Bylaw Issue and the Identification Issue raised with respect to the proposals that are the subject of the Nieman and Foley Letters.

This letter and the accompanying opinion of counsel should be viewed as supplemental and not as a concession with respect to any issue addressed in the earlier letters or opinions of counsel but not addressed in this letter or the accompanying opinion of counsel.

Shareholder-Amendment-Only Bylaw Issue

The Nieman Letter states that "ultimately, under the DGCL, . . . the shareholders hold the final power to propose and enact changes to the Bylaws" and the Company "offered its shares to the public under a set of Bylaws in which it agreed to provide the shareholders with a 'veto' power over a change in the Bylaws enacted by the Board."

The Foley Letter argues that the Company's argument concerning the Shareholder-Amendment-Only Bylaw is "incomplete" because we do not point to "precise words to be attributed to the Board such as 'acting unilaterally, having sole authority and acting alone . . .". It also argues that the Schering-Plough letter (January 18, 2005) is relevant.

The issue raised by the Nieman Letter and the first issue raised by the Foley Letter are addressed in the supplemental opinion of counsel, which is attached as Exhibit B. The opinion makes clear that the Shareholder-Amendment-Only Bylaw may be excluded because it conflicts with the Certificate of Incorporation and thus would violate Delaware law. In particular, in Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990), the court addressed a proposed bylaw to be adopted by shareholders. It would fix the number of directors. The proposed bylaw provided that it could not be amended or repealed by the board. The issue was whether the limitation on the board's power to amend the bylaw (and change the number of directors) conflicted with the power granted to the board in the certificate of incorporation "to fix the number of directors, which power may be exercised from time to time through the adoption of by-laws." The Delaware Supreme Court held that the proposed bylaw impinged upon the board's "general authority [granted by the certificate] to adopt or amend corporate by-laws." It said that the proposed bylaw and the certificate of incorporation "are in obvious conflict" and as a result, the proposed bylaw is "clearly 'inconsistent with' the directors' power" under the certificate and the bylaw "would be a nullity if adopted." The Delaware Supreme Court said:

> Centaur's proposed amendment to Section 16 of the by-laws states: "the number of Directors of the Corporation shall be fixed at fifteen (15) commencing as of the

election of directors at the 1990 Annual Meeting of Stockholders. The foregoing sentence is not subject to amendment, alteration or repeal by the Board of Directors." Article Eighth of the articles of incorporation provides: "the number of directors of the Corporation shall be fixed by and may from time to time be altered as provided in the By-Laws . . . ." To the extent that the directors have general authority to adopt or amend corporate by-laws, these two provisions are in obvious conflict. The by-law amendment proposed by Centaur fixes the number of directors at fifteen. Article Eighth grants the board broad authority to fix the number of directors, which power may be exercised from time to time through the adoption of by-laws. Because the proposed provision is clearly "inconsistent with" the directors' power to enlarge the board without limit, it would be a nullity if adopted.

As in Centaur Partners IV, the proposed Shareholder-Amendment-Only Bylaw would specifically conflict with the powers granted in the Certificate to the directors to amend and repeal Bylaws and thus is inconsistent with the Certificate and would violate Delaware law.

The Schering-Plough letter is fundamentally different from the issues raised by a bylaw that can not be amended by the directors. The proposal in Schering-Plough was not inconsistent with the provisions of the certificate of incorporation as is the Shareholder-Amendment-Only Bylaw and Schering-Plough did not argue inconsistency in its no-action request. Thus, the Schering-Plough letter is irrelevant to the Shareholder-Amendment-Only Bylaw, which is objectionable because it is inconsistent with the Company's Certificate of Incorporation.

Identification Issue.

Website. The Nieman Letter indicates that "certain changes have been made to www.votepal.com, which we think should be acceptable to the Commission." In our no-action requests, we said that most of the materials on the votepal website were irrelevant to the shareholder proposals and some were misleading. We have reviewed the website as of February 9, 2005 and have determined that none of the materials on the website as of the date of our no-action requests have been deleted. A "Legal Notice" was added to the website, the effect of which is to draw attention to the fact that irrelevant materials are included on the website. The Legal Notice says:

Legal Notice:
Be advised that this site contains materials from previous proxy contests in previous years, and may contain materials related to different companies.

The Nieman Letter does in fact concede that "This web site does contain a library of many documents which do not specifically pertain to the proposals submitted this year."

Accordingly, the Company should be allowed to exclude the website reference under subsection (3) of Rule 14a-8(i) by virtue of the authority of paragraph F.1 of Staff Legal Bulletin

No. 14.

Telephone Numbers. In our no-action requests, we noted that the telephone number listed in the proposals was the telephone number of Mr. Foley, who is a nominee for director and a representative of each of the proponents, and not the proponent's phone number. Accordingly, the statements in each proposal that "His [Her] contact information is structurally essential to this proposal. Contact him [her] . . . by phone toll free at 1-866-286-8387 (1866-2voteus)" were misleading. The Nieman Letter indicates that none of the proponents will actually answer calls made to the listed phone number, indicating that the telephone "number does ring in the home of Richard Foley. He has agreed to assist me in being available, and/or recording any messages from shareholders so that I can contact them at the earliest possible time." By contrast, the preliminary proxy material filed by Mr. Nieman and others does list the actual home phone numbers for Messrs. Nieman and Dayton, who are nominees for director as well as proponents of shareholder proposals.

Accordingly, we assert that the Company should be allowed to exclude the telephone number reference under subsection (3) of Rule 14a-8(i) or to exclude it under subsection (l) of 14a-8. In the alternative, the Company should be allowed to substitute the proponents' actual phone numbers for Mr. Foley's

If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP



By
William Gleeson

WG:caw

cc: Steve Nieman
Richard E. Foley

EXHIBIT A
TEXT OF JANUARY 14, 2005 COVER LETTER

William Gleeson
WilliamG@prestongates.com
206-467-2833

January 14, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza 4
50 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals to Alaska Air Group, Inc. of Bill Davidge, Terry Dayton, Donald Flinn, John Furqueron, Pat Brady, Mark Woods, James Roberts and Steve Nieman (the "Proposals")

Dear Sir/Madam:

Today, we have filed eight no-action requests regarding shareholder proposals under Rule 14a-8 on behalf of Alaska Air Group, Inc. (the "Company"). In order to facilitate the Staff's review, we wish to bring the following facts to the Staff's attention.

The proponents are Messrs. Nieman, Roberts, Furqueron, Woods, Dayton, Davidge, and Flinn and Ms. Brady.

There is one issue common to all of the no-action requests It involves references to a website and a telephone number. The Company seeks to exclude these references under subsection (i)(3) of Rule 14a-8. The discussion in all letters, with the exception of references to the name of the proponent, are identical in all the no-action requests.

There is an issue common to the following no-action requests: Roberts, Furqueron, Woods, Davidge, and Flinn and Ms. Brady. This issue involves a proposed bylaw that cannot be amended or repealed by the board of directors. The Company seeks to exclude these bylaws under subsection (i)(1) and (2) of Rule 14a-8. The discussion in all letters, with minor exceptions are the same in the six above referenced no-action requests.

Very truly yours,

PRESTON GATES & ELLIS LLP

By
William Gleeson

WG:caw

K:\39880\00018\WG\WG__L20J1

Preston | Gates | Ellis LLP

EXHIBIT B
SUPPLEMENTAL OPINION OF COUNSEL

William Gleeson
WilliamG@prestongates.com
206-467-2833

February11, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

Re: Supplemental Opinion Regarding Stockholder Proposals to Alaska Air Group, Inc. (the "Company") Submitted by Messrs. Roberts, Furqueron, Woods, Davidge, and Flinn and Ms. Brady (the "Proponents")

Dear Sir/Madam:

On January 14, 2005, we provided you with opinions of counsel ("Initial Opinions") under the General Corporation Law of the State of Delaware (the "General Corporation Law" or "DGCL") relating to the following provision (which we refer to as the "Shareholder-Amendment-Only Bylaw") appearing in the proposal submitted by each of the Proponents:

> This Bylaw amendment to require simple majority voting at our company may be amended, repealed or replaced only by a majority vote of the shareholders.

This opinion is a supplemental opinion ("Supplemental Opinion") to our Initial Opinions. It is in addition to and not in lieu of any of the opinions in the Initial Opinions. It is provided in light of letters submitted to the Staff by Steve Nieman dated February 6, 2005 ("Nieman Letter") and Richard Foley dated February 4, 2005 ("Foley Letter").

For purposes of rendering this Supplemental Opinion, we have reviewed the same documents that we reviewed in connection with our Initial Opinions plus the Nieman Letter and the Foley Letter. For purposes of this Supplemental Opinion, we have made the same assumptions with respect to such documents that we made in connection with the Initial Opinion.

For purposes of this Supplemental Opinion, (i) the term "Certificate" means the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); and the term "Bylaws" means the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws").

Nieman Letter. The Nieman Letter states that "ultimately, under the DGCL, . . . the shareholders hold the final power to propose and enact changes to the Bylaws" and the Company "offered its shares to the public under a set of Bylaws in which it agreed to provide the shareholders with a 'veto' power over a change in the Bylaws enacted by the Board."

As we indicated in our Initial Opinions, the Shareholder-Amendment-Only Bylaw may be excluded because it is inconsistent with the specific language of the Certificate granting power to the directors regarding Bylaws. We said in the Initial Opinions:

> It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity'". Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

In Centaur Partners IV, the court addressed a proposed bylaw to be adopted by shareholders. It would fix the number of directors. The proposed bylaw provided that it could not be amended or repealed by the board. The issue was whether the limitation on the board's power to amend the bylaw (and thereby change the number of directors) conflicted with the power granted to the board in the certificate of incorporation "to fix the number of directors, which power may be exercised from time to time through the adoption of by-laws." The Delaware Supreme Court held that the proposed bylaw impinged upon the board's "general authority [granted by the certificate] to adopt or amend corporate by-laws." It said that the proposed bylaw and the certificate of incorporation "are in obvious conflict" and as a result, the proposed bylaw is "clearly 'inconsistent with' the directors' power" under the certificate and the bylaw "would be a nullity if adopted." The Delaware Supreme Court said:

> Centaur's proposed amendment to Section 16 of the by-laws states: "the number of Directors of the Corporation shall be fixed at fifteen (15) commencing as of the election of directors at the 1990 Annual Meeting of Stockholders. The foregoing sentence is not subject to amendment, alteration or repeal by the Board of Directors." Article Eighth of the articles of incorporation provides: "the number of directors of the Corporation shall be fixed by and may from time to time be altered as provided in the By-Laws . . . ." To the extent that the directors have general authority to adopt or amend corporate by-laws, these two provisions are in obvious conflict. The by-law amendment proposed by Centaur fixes the number of directors at fifteen. Article Eighth grants the board broad authority to fix the

number of directors, which power may be exercised from time to time through the adoption of by-laws. Because the proposed provision is clearly "inconsistent with" the directors' power to enlarge the board without limit, it would be a nullity if adopted.

As in Centaur Partners IV, the proposed Shareholder-Amendment-Only Bylaw would specifically conflict with the powers granted in the Certificate to the directors to amend and repeal Bylaws and thus is inconsistent with the Certificate and would violate Delaware law.

In order to exclude the Proposals based on the Shareholder-Amendment-Only Bylaw, we need not reach the issues raised in the Nieman Letter, since the inconsistency issue is dispositive. As to the second issue, we do recognize that shareholders may amend or repeal Bylaws enacted by the directors. The Company did not seek exclusion of the proposal by Mr. Woods on the basis of that part of the proposal that would delete certain existing language from Article X of the Bylaws. The Company sought exclusion because of, and we opined only as to, the Shareholder-Amendment-Only Bylaw part of the proposal.

Foley Letter. The Foley Letter argues that our argument concerning the Shareholder-Amendment-Only Bylaw is "incomplete" because we do not point to "precise words to be attributed to the Board such as 'acting unilaterally, having sole authority and acting alone' . . . ." As we explained in our Initial Opinions, the Certificate specifically grants the board of directors power to amend or repeal Bylaws. The Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws." We are of the opinion that the grant of power to the directors in the Certificate is sufficiently clear so that a Shareholder-Amendment-Only Bylaw would clearly conflict with the Certificate.

The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this supplemental opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

PRESTON GATES & ELLIS LLP



By
William Gleeson

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 14, 2005

The proposal would amend Alaska's bylaws to require that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board and further provides that the proposed bylaw amendment may be amended, repealed or replaced only by a majority vote of the shareholders.

We are unable to concur in your view that Alaska may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Alaska may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Alaska may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Alaska may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude that Alaska has met its burden of establishing that Alaska may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Alaska may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Alaska may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Alaska may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note your reference to rule 14a-8(l). Under that rule, a company is not required to disclose a shareholder proponent's name and address in its proxy statement. Accordingly, Alaska would not be required to include the shareholder proponent's name or contact information in its proxy statement under rule 14a-8(l). Rather, Alaska could indicate that it will provide the proponent's name and contact information to shareholders promptly upon receiving an oral or written request.

Sincerely,



Sara D. Kalin
Attorney-Advisor